

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 9, 2010

Mr. Stephen A. Heit
Chief Financial Officer, CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, New Jersey 07073

Re: CCA Industries, Inc.
              Form 10-K for the year ended November 30, 2009
              File No. 1-31643

Dear Mr. Heit:

        We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November30, 2009

Item 3. Legal Proceedings, page 7

1. It is unclear whether you believe a material loss is reasonably possible related to your class action suit. Please clarify for us your assessment of these matters and provide us your intentions regarding future disclosure. In this regard, if a material loss is reasonably possible, please provide the additional disclosures required by SAB 5:Y and ASC 450.

Note 2- Summary of Significant Accounting Policies, page 53
Revenue Recognition, page 56

2. With a view towards future disclosure, please address the following items:

   - Tell us how you determined that five months was the appropriate historical period to estimate your returns.
   - Provide a more specific discussion regarding how you adjust for items that can be returned to inventory.
   - Discuss how you estimate returns for new product lines.
   - We note your disclosure on page 12 regarding your use of coupons. Please provide a specific and comprehensive discussion of the terms and conditions of the coupons and how and when an expense is incurred.

Note 5- Intangible Assets, page 62

3. We note that you recorded a relatively minor impairment charge related to your intangible assets during fiscal 2009. Given the current amount of these assets, it appears to us that a further charge could be significant to your results. Please revise future annual and quarterly filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your intangible assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

Note 8- Income Taxes, page 69

4. Please revise future filings to include a more specific and comprehensive discussion regarding your basis for determining that deferred tax assets will be realized in the future. Please identify all the positive and negative evidence you considered in determining if a valuation allowance is necessary. Reference ASC 740-10-30.

Item 9A. Controls and Procedures, page 26

5. Please amend your Form 10-K to disclose, if true, that your principal executive and principal financial officers evaluated the Company's disclosure controls and procedures and disclose whether based on this evaluation the disclosure controls and procedures were deemed effective or ineffective at the end of the period presented. Please refer to Item 307 of Regulation S-K.

Schedule II. Valuation Accounts

6. We note from your disclosure on page 16 that a portion of your reserve for returns and allowances is included in accrued liabilities. Please provide us, and include in future filings, a rollforward of the activity in this reserve for each period presented.

7. With a view towards future disclosure, please clarify for us how your amounts for costs and expenses agree to your consolidated statements of income.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant